Mail Stop 3561

April 29, 2009

Mr. Eric Montandon
Chief Executive Officer
WWA Group, Inc.
600 East Baseline Road, Suite B3
Tempe, Arizona 85283

> **Re: WWA Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed April 10, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 15, 2008**
> **File No. 0-26927**

Dear Mr. Montandon:

We have reviewed your response letter dated April 21, 2009 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2007

Notes to Consolidated Financial Statements, page F-8

Note 13. Supplementary Disclosure of Cash Flow Information, page F-17

1.   We considered your response to comment three in our letter dated June 9, 2008. Please tell us why you believe Crown Diamond Holdings, Ltd. is not a business and the facts and circumstances that support your conclusion. In doing so, please provide us with your analysis and evaluation using the guidance in paragraph 6 of EITF 98-3. You may also refer to paragraphs A4 through A9 in Appendix A of SFAS 141R which nullified EITF 98-3.

Please respond to our comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment. Please submit your response letter as a correspondence file on EDGAR.

You may contact Ta Tanisha Meadows, Staff Accountant at (202) 551-3322 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions or in her absence.

Sincerely,

William H. Thompson
Accounting Branch Chief